082-03116



GREAT QUEST
METALS LTD

RECEIVED
2010 JUN 10 A 8:42



10015848

May 31, 2010

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended March 31, 2010.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on May 31, 2010.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD

RECEIVED
2010 JUN 10 A 8:42

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:
The following discussion and analysis was prepared as of May 26, 2010 and should be read in conjunction with the Company's quarterly financial statements for the three months ended March 31, 2010 and 2009, all of which have been prepared in accordance with Canadian generally accepted accounting principles.

This Management and Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made. Additional information related to the Company is on SEDAR at www.sedar.com as well as the Company's website at www.greatquest.com.

Introduction
The highlights of the First Quarter 2010 include the following:

1) The completion of the sale of the Kenieba gold concession to Avion Gold Corporation (Avion) for $4.35 million, which closed on January 8, 2010.
2) The acquisition of the Dabia Ouest gold concession, and subsequent to the end of the First Quarter, the Sanoukou gold concession, both south of the previously owned Kenieba concession.
3) The exercise of 1,770,000 warrants and options for proceeds of $135,750 during the First Quarter, and subsequently, the exercise of 1,552,500 warrants and options for proceeds of $152,250 for a grand total of $288,000.

Description of Business
The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an exploration office in Mali.

The Sale of the Kenieba Concession to Avion
What originally started as a Letter of Intent signed in April, 2009 between Avion and Great Quest, whereby Avion was granted an option to acquire a 75% interest in Great Quest's Kenieba gold concession for $2.5 million to be paid over 5 years, culminated in January with the outright sale of the Kenieba concession for $4.35 million.

The $4.35 million included 7,608,696 shares of Avion valued at $0.46 per share for a total of $3,500,000 plus $850,000 in cash. This transaction was extremely important, for it allowed the Company to become debt free and to restart acquisition and exploration operations.

Although the shares of Avion came with a 4 month hold, until May 8, 2010, Great Quest sold 1,500,000 shares to an accredited investor at $0.70 per share for proceeds of $1,050,000. The Company currently holds approximately $4.44 million in cash and shares.

Another feature of the Great Quest-Avion agreement is that if production from the Kenieba concessions climbs from 400,000 to 700,000 ounces of gold, Great Quest would be paid a production bonus of up to $3.5 million, in stages.

Finally, Great Quest is required to acquire a permit on one of the concessions. Until this permit is acquired, 25% of the 7,608,696 Avion shares or 1,902,174 shares will be held in escrow. In the unlikely event that Great Quest is unable to obtain the permit on or before January 8, 2011, 20% of the escrowed shares shall be returned to Avion on each anniversary of the closing date, for five years, or the date Great Quest receives the permit, whichever is first.

Tin Hina Phosphate Concession
Great Quest is currently awaiting the issuance of two drilling permits by the Malian Ministry of Mines on the 417 sq km Tin Hina phosphate concession, located 85 km northeast of the town of Bourem in eastern Mali. The Tin Hina concession is held by EPM SA, a Malian company of which Great Quest holds an 88% interest.



GREAT QUEST METALS LTD

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Tin Hina Phosphate Concession (continued)
A preliminary program of mapping and sampling, carried out in June–July 2009, focused on the Alfatchafa hill in the northern part of the concessions where 26 grab samples were taken from a 0.40 to 1.7 metre thick bed of phosphate rock over a length of 6,870 metres along the east, south and west sides of the hill. Results of the analyses of the 26 samples ranged from 5.11 to 33.05 P_2O_5 and averaged 24.50%. The P_2O_5 is in the mineral apatite.

Once the permits are in place, the Company plans a drill program for the Alfatchafa hill and a reconnaissance program to test the quality of the phosphate layer on other hills within the concession.

Dabia Ouest and Sanoukou Gold Concessions
After the Company's sale of the Kenieba concessions, Great Quest management began to evaluate additional gold projects for possible acquisition. After the evaluation process, two gold concessions were chosen.

The first is the 100 square kilometer Dabia Ouest gold concession which is located only 11.6 km south of the recently sold Kenieba concession. The second is the 24 square kilometre Sanoukou gold concession, located south and adjacent to the Kenieba concession.

A preliminary program of geological mapping and soil and rock sampling was completed on the Dabia Ouest concession. Soil samples were taken on a grid covering 27.5 sq km with samples taken every 50 metres on 11 east-west lines. All but 4 samples were taken from alluvium or stream deposited material.

A roughly 1,350 x 1,500 metre area along the Columbo River was found to be anomalous in gold with most values ranging from 20 to 100 parts per million gold. The silt, sand and gravel constituting the alluvium has been derived through erosion from river banks along the full extent of the Columbo River upstream from the anomalous area. As a result, the eroded material from the gold zone has been diluted by sediment from upstream. Because of the low gradient of the river, the source of the gold is expected to be very close to, if not partly coincident with, the anomalous area. Great Quest management is very encouraged by these results.

The Sanoukou gold concession was acquired on April 8, 2010, subsequent to the end of the First Quarter. Several areas of orpaillage occur within the concession, and it is thought that these zones of orpaillage, or pits hand dug by local miners, are extensions of some of the gold zones found on the Kenieba concessions. A program of mapping and rock sampling was recently completed. Gold has been found in several sets of quartz veins in and around felsic dykes by the orpailleurs.

Under the terms of the agreement, to acquire a 100% interest in the Dabia Ouest concession, the Company is required to pay the owner approximately $120,000 over a period of three years. The 100% interest is subject to a 5% carried net profit interest for the owner, and a 10% to 20% interest, as required by the Malian Government, on production.

The terms on the Sanoukou concession agreement are similar to those of the Dabia Ouest concession with the exception that the Company is required to pay approximately $137,000 over 4 years. The Company is awaiting the Arrête de la Miniere permit on both concessions, which will allow the Company to drill. A follow-up program on the Sanoukou concession will start in early June to locate the source of the anomalous gold in the alluvium in the northwestern part of the concession. The next program on the Sanoukou concession, subject to favorable results from samples, will commence shortly.



GREAT QUEST METALS LTD

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Baoule River Concession
Great Quest holds an option on a 95% interest on the 207 sq km Baoule River concession in southwestern Mali, where all of the permits are in place. A program run by Newmont Mali defined 4 areas anomalous in gold of which only 1 was drilled. Intersections included 8 m of 1.24 g/t gold in Hole GBAC 007 and 8 m of 1.07 g/t gold in GBAC 010, all in metasediments.

Gold mineralization is also found in metasediment rock at the nearby Kalana mine which has a mineral resource of 981,000 ounces of gold at 10.2 gpt.

Bourdala Concessions
Great Quest holds 7 concessions in the area covering 64 sq km. The Company is awaiting a decision from the Malian Minister of Mines on its request to group the concessions and the subsequent granting of permits for the resumption of work.

Previous drilling by the Company has intersected significant gold in four different areas. In the TD zone, DH 02TD intersected 5.5 metres of 2.91 g/t gold and 7.0 metres of 4.24 g/t gold, and in DH 03TD, 10.8 metres of 2.15 g/t gold.

Taseko Copper-Gold-Molybdenum Property
Great Quest holds a 100% interest in the 27 sq km Taseko property, located 225 kilometres north of Vancouver, BC and 25 km south of the Prosperity copper-gold property held by Taseko Mines Ltd. No work was completed on this property in 2009.

The property covers the Empress and East zones which are copper-gold metasomatic occurrences as well as the copper-molybdenum Buzzer, Buzzer West, Granite Creek and Rowbottom mineral occurrences which fall into the porphyry copper category.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Company is seeking to joint venture the property. Work is required in 2010 to keep the claims in good standing.

The Exploration Team
Planning for and supervision of the projects in Mali is carried out by Mahamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo.). Carl Verley is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
During the First Quarter of Fiscal 2010, the Company's assets increased by $2,993,720 to $8,726,873. This is mainly due to the $1,908,464 gain on the sale of the Kenieba, Kenieba Est. and Comifa concessions to Avion Gold Corporation ("Avion"), the $359,485 realized gain on the sale of 1.5 million Avion common shares and the $1,282,826 unrealized gain on the Company's investment in 6,108,696 Avion common shares. The Company's working capital increased by $5,457,961 from a working capital deficit of ($349,780) at the end of the Fourth Quarter of Fiscal 2009 to a working capital of $5,108,181 at the end of the First Quarter of Fiscal 2010. This is mainly due to the assets received in the sale of the above-noted properties and the subsequent appreciation of the Avion common shares held by the Company.



GREAT QUEST METALS LTD

Liquidity and Capital Resources

During the First Quarter of Fiscal 2010, the Company issued 10,000 shares at a price of $0.10 per share on the exercise of options for consideration of $1,000; 1,375,000 shares at a price of $0.07 per share for the exercise of warrants for consideration of $96,250; and 385,000 shares at a price of $0.10 per share for the exercise of warrants for consideration of $38,500.

Also, during the First Quarter of Fiscal 2010, the Company received $4,000,000 in assets from the sale of the Kenieba, Kenieba Est. and Comifa concessions to Avion. (Note: The Company received $350,000 from Avion in November 2009 pursuant to an option agreement. The payment made under the option agreement was subsequently made part of the superseding sale agreement. Therefore, the total actual proceeds from the sale are $4,350,000.)

Results of Operations

The net income for the First Quarter of Fiscal 2010 was $1,925,003 or $0.05 per share compared to a net loss of ($116,389) or ($0.004) per share for the First Quarter of Fiscal 2009. This represents an increase in net income of $2,041,392. The main reasons for the increase in net income is the $1,908,464 gain on sale of properties and $359,485 realized gain on sale of 1.5 million Avion common shares.

Administrative expenses for the First Quarter of Fiscal 2010 were $343,736 compared to $122,959 for the First Quarter of Fiscal 2009. This represents a $220,777 increase in operating expenses, and includes $97,000 in bonuses paid by the Company to the CEO and CFO.

Other reasons for the increase are: Stock based compensation increased by $59,619; Office and general increased by $41,718; and Promotion, travel and shareholder relations increased by $25,779.

Stock based compensation increased because in the current period the Company issued 500,000 stock options with a fair value of approximately $0.13 per option to various individuals compared to only 46,250 stock options with a fair value of approximately $0.076 per option in the First Quarter of Fiscal 2009. Office and general increased in the First Quarter of 2010 compared to that of 2009 because of an $18,557 increase in salaries paid to the office staff at the Mali office, a $13,125 transaction charge for the transfer of funds to Mali and $4,315 being spent to upgrade the computer system and software.

Promotion, travel and shareholder relations increased due to the $12,000 paid to a corporate finance consultant, approximately $7,000 to attend the March 2010 PDAC conference in Ontario, $4,250 paid to a firm for design and upgrade of the Company's web-site, trade show display, brochures and posters, and a $3,128 donation to the Gold Anti-Trust Action Committee.

Related Party Transactions

During the First Quarter of Fiscal 2010, the Company paid management fees totalling $63,500 (2009 - $15,000) to a company wholly owned by Willis W. Osborne, Director, management fees totalling $59,700 (2009 - $8,590) to a company wholly owned by Victor Jones, Director, geological fees totalling $12,311 (2009 - $ Nil) and administration costs totalling $10,916 (2009 - $10,403) to Mamadou Keita, Director, and accounting fees totalling $ 2,783 (2009 - $2,704) and consulting fees totalling $7,145 (2009 - $4,935) to the Secretary of the Company.

Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements.



GREAT QUEST METALS LTD

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2010 1st Q	$ 339	$1,925,003	$ 0.050
2009 4th Q	$ 167	$ (315,269)	$ (0.012)
2009 3rd Q	$ 77	$ (343,954)	$ (0.009)
2009 2nd Q	$ 78	$ (174,298)	$ (0.005)
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.060)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.020)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)

Changes in Accounting Policies Including Initial Adoption
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles ("GAAP") and IFRS over an expected five year transitional period and set 2011 as the changeover date for publicly-listed companies to use IFRS. This will replace Canada's own GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, as part of the Company's transition plan management has been reviewing materials and attending seminars related to the changeover and will prepare additional data and internal reports during 2010 for comparative purposes in 2011. Also as part of its plan, the Company will begin to provide training to its staff and is consulting with its accountants on appropriate changes and disclosures that may be required for the Company and its subsidiaries.

The Company is upgrading its accounting systems in anticipation of the changeover to ensure appropriate internal controls and timely reporting under the new standards, including fair value reporting and risk analysis. While the Company has begun preparation for the adoption and transition to IFRS commencing 2011, it will continue to identify the differences in financial reporting.

Financial and Other Instruments
The Company's financial instruments consist of cash, term deposits, accounts receivables, accounts payables and accrued liabilities, loans payables and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Investor Relations
During the first quarter, the Company participated in the PDAC Conference in Toronto. Great Quest is planning a more active investor program for the rest of 2010.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress.

DATED: May 26, 2010

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President & Director

9. SUBSEQUENT EVENTS

a) Granting of stock options

The Company granted 300,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at a price of $0.41 for a term of five years.

The average fair value of each option granted was $0.37.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected annual volatility	148.55%
Risk-free interest rate	2.98%
Expected life	5 years
Expected dividend yield	0%

b) Sanoukou Gold Concession

The Company acquired a 24 sq km, gold concession in Western Mali, West Africa, known as the Sanoukou Gold Concession. Under the terms of the agreement, to acquire a 95% interest in the concession, the Company is required to pay the owner approximately $137,000 over a period of four years and perform the necessary work to keep the Concession in good standing. The Convention 'Etablissement permit has recently been granted, and the Company is awaiting the granting of the Arrête de la Miniere permit.

Schedule A: Financial Information

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

March 31, 2010 and 2009

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2010
(With comparative audited figures for December 31, 2009)

	March 31, 2010 (unaudited)	December 31, 2009 (audited)
ASSETS		
Current Assets		
Cash	$ 46,489	$ 58,473
Term deposits	921,100	20,761
Investments (Note 2)	4,092,826	-
Goods and services tax recoverable	11,581	3,611
Accounts receivable	36,474	28,125
Prepaid expenses	47,487	-
	5,155,957	110,970
Due from director	12	654
Automobile, equipment and furniture (Note 3)	3,797	4,105
Mineral properties, including deferred costs (Note 4)	3,558,693	5,609,010
Deposits	8,414	8,414
	$ 8,726,873	$ 5,733,153
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	34,804	323,377
Loans payable	-	57,500
Due to related parties	12,972	79,873
	$ 47,776	$ 460,750
SHARE CAPITAL AND DEFICIT		
Share capital (Note 5)	10,641,855	10,505,773
Contributed surplus (Note 5)	1,244,885	1,182,102
Deficit	(3,207,643)	(6,415,472)
	8,679,097	5,272,403
	$ 8,726,873	$ 5,733,153

Subsequent events (Note 9)

Approved by the Directors:

"Willis W. Osborne"	*"Victor J.E. Jones"*
Director	Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

7. SEGMENTED INFORMATION (Continued)

Revenue and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the period ended March 31, 2010			
Gain on sale of investments	$ -	$ 359,485	$ 359,485
Gain on sale of properties	1,908,464	-	1,908,464
Gain on foreign exchange conversion	451	-	451
Interest income	-	339	339
Expenses	(38,013)	(305,723)	(343,736)
	$ 1,870,902	$ 54,101	$ 1,925,003

	Mali	Canada	Total
For the year ended December 31, 2009			
Gain on foreign exchange conversion	$ 20,287	$ -	$ 20,287
Interest income	-	343	343
Expenses	(553,552)	(416,988)	(970,540)
	$ (533,265)	$ (416,645)	$ (949,910)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2010 and December 31, 2009 as follows:

	March 31, 2010	December 31, 2009
Non-cash financing activities:		
Issue of share capital as financing costs	$ -	$ 11,250
Issue of share capital for debt	-	168,590
Accounts payable and accrued liabilities	-	(81,590)
Loans payable	-	(50,000)
Due to related parties	-	(37,000)
	$ -	$ 11,250

	March 31, 2010	December 31, 2009
Non-cash investing activities:		$ -
Acquisition of Avion Gold Corporation shares	$ 3,500,000	-
Unrealized gain on investments	1,282,826	-
Reallocation of option payment previously received	350,000	-
Deferred exploration and development costs - amortization	(261)	(744)
	$ 5,132,565	$ (744)

5. SHARE CAPITAL (Continued)

Contributed surplus

	March 31, 2010	December 31, 2009
Balance, beginning of period/year	$ 1,182,102	$ 1,157,244
Stock-based compensation expense	63,115	24,193
Agent warrants issued	(332)	665
Balance, end of period/year	$ 1,244,885	$ 1,182,102

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $63,115 and included in contributed surplus. This amount relates to 500,000 options which were granted and vested during the period.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $63,500 (2009 - $15,000) have been incurred with a corporation related to the Company by the CEO of the Company.
b. Management fees totalling $59,700 (2009 - $8,590) have been incurred with a corporation related to the Company by the CFO of the Company.
c. Geological fees totalling $12,311 (2009 - $ Nil) and administration costs totalling $10,916 (2009 - $10,403) have been incurred with a Director of the Company.
d. Accounting fees totalling $2,783 (2009 - $2,704) and consulting fees totalling $7,145 (2009 - $4,935) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
March 31, 2010			
Automobile, equipment and furniture	$ 3,213	$ 584	$ 3,797
Mineral properties, including deferred costs	1,797,139	1,761,554	3,558,693
	$ 1,800,352	$ 1,762,138	$ 3,562,490

	Mali	Canada	Total
December 31, 2009			
Automobile, equipment and furniture	$ 3,474	$ 631	$ 4,105
Mineral properties, including deferred costs	3,842,243	1,766,767	5,609,010
	$ 3,845,717	$ 1,767,398	$ 5,613,115

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2010 AND MARCH 31, 2009

	2010	2009
ADMINISTRATION COSTS:		
Accounting and audit	$ 10,835	$ 5,434
Amortization	47	68
Bank charges	205	181
Consulting	7,145	5,275
Investor relations	9,500	7,500
Legal	17,774	17,622
Management fees	123,200	23,590
New property examination costs	6,740	21,810
Office and general	53,824	12,106
Promotion, travel and shareholder relations	30,516	4,737
Rent	11,695	11,153
Securities and brokerage fees	6,402	7,936
Stock-based compensation	63,115	3,496
Telephone and communication	2,738	2,051
	(343,736)	(122,959)
Gain on sale of investments (Note 2)	359,485	-
Gain on sale of properties (Note 4)	1,908,464	-
Gain on foreign exchange conversion	451	6,549
Interest income	339	21
NET INCOME (LOSS) FOR THE PERIOD/YEAR	1,925,003	(116,389)
UNREALIZED GAIN ON FINANCIAL ASSETS	1,282,826	-
NET AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD/YEAR	3,207,829	(116,389)
DEFICIT AT BEGINNING OF PERIOD	(6,415,472)	(5,465,562)
DEFICIT AT END OF PERIOD	$ (3,207,643)	$ (5,581,951)
Basic and diluted earnings (loss) per share	$ 0.050	$ (0.004)
Weighted average common shares outstanding	38,434,147	31,056,581

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2010 AND MARCH 31, 2009

	2010	2009
OPERATING ACTIVITIES:		
Net income (loss) for the period	$ 1,925,003	$ (116,389)
Adjustments:		
Amortization	47	68
Stock-based compensation	63,115	3,496
Gain on sale of investments	(359,485)	-
Gain on sale of properties	(1,908,464)	-
Gain on foreign exchange conversion	(339)	-
	(280,235)	(112,825)
Change in non-cash working capital items:		
Goods and services tax recoverable	(7,970)	411
Prepaid expenses	(47,487)	48
Accounts receivable	(8,349)	-
Accounts payable and accrued liabilities	(288,122)	(14,427)
	(632,163)	(126,793)
FINANCING ACTIVITIES:		
Loans payable	(57,500)	-
Due to related parties	(66,901)	25,496
Issue of share capital for cash	135,750	110,000
Share subscription advances	-	(5,000)
	11,349	130,496
INVESTING ACTIVITIES:		
Proceeds from sale of investments	1,049,485	-
Proceeds from sale of properties	500,000	-
Due from related parties	642	(15)
Due from African Metals Corporation	-	2,548
Acquisition costs of mineral properties	(4,764)	-
Deferred exploration and development costs, net of amortization	(36,194)	(1,940)
	1,509,169	593
INCREASE IN CASH	888,355	4,296
CASH AT BEGINNING OF PERIOD	79,234	28,055
CASH AT END OF PERIOD	$ 967,589	$ 32,351
Cash is comprised of:		
Cash	$ 46,489	$ 11,635
Term Deposits	921,100	20,716
	$ 967,589	$ 32,351

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010

5. SHARE CAPITAL (Continued)

Stock Options (Continued)

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2010:

Options Outstanding	Options Exercisable	Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,965,000	1,965,000	$ 0.10	December 30, 2013
280,000	280,000	$ 0.10	June 16, 2014
200,000	200,000	$ 0.10	November 24, 2014
500,000	500,000	$ 0.15	February 17, 2015
3,645,000	3,645,000		

The fair values of options granted during the quarter ended March 31, 2010 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	146.62%
Risk-free interest rate	2.52%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.13. Accordingly, compensation expense of $63,115 was recorded in the statement of operations.

Warrants

At March 31, 2010, the Company had outstanding purchase warrants exercisable to acquire 1,212,500 shares as follows:

Number	Exercise Price	Expiry Date
1,212,500 *	$ 0.10	May 21, 2010

* subsequently exercised

Compensation

Agent's Compensation Warrants

During the first quarter, 20,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $655 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs. Each warrant is exercisable at a price of $0.10 per share on or before May 21, 2010.

During the first quarter, 10,000 of the above-noted agent's compensation warrants were exercised and as a result, $332 of the $665 previously recorded reduction of share capital has been reversed.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010

5. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	March 31, 2010		December 31, 2009	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	37,975,814	$10,505,773	30,139,914	$10,090,398
Issued during the period/year for:				
Cash	1,770,000	135,750	5,925,000	237,000
Debt	-	-	1,685,900	168,590
Loans payable – financing cost	-	-	225,000	11,250
Share issue costs				
cash	-	-	-	(800)
agents units/warrants	-	332	-	(665)
Balance, end of period/year	39,745,814	$10,641,855	37,975,814	$10,505,773

Transactions for the Issue of Share Capital
During the quarter ended March 31, 2010:

a. The Company issued 10,000 shares at a price of $0.10 per share for the exercise of options for a total consideration of $1,000.

b. The Company issued 1,375,000 shares at a price of $0.07 per share for the exercise of warrants for a total consideration of $96,250.

c. The Company issued 385,000 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $38,500.

Stock Options

A summary of the status of the Company's stock option plan as of March 31, 2010 and December 31, 2009, and changes during the period and year then ended are as follows:

	March 31, 2010			December 31, 2009		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	3,155,000	$ 0.13	4.80	2,675,000	$ 0.14	4.80
Exercised	(10,000)	$ 0.10	-	-	-	-
Granted	500,000	$ 0.15	-	480,000	0.10	-
Options outstanding, end of period/year	3,645,000	$ 0.14	3.63	3,155,000	$ 0.13	3.94

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED MARCH 31, 2010 AND MARCH 31, 2009

	Mali	Canada	2010 Total	2009 Total
EXPLORATION COSTS:				
Amortization	$ 261	$ -	$ 261	$ 372
Drilling, reclamation and assays	-	-	-	-
Exploration surveys	25,089	-	25,089	1,939
Office, consulting and travel	11,106	-	11,106	-
Total costs incurred during the period	36,456	-	36,456	2,311
Balance, beginning of period	3,178,236	1,765,742	4,943,978	5,106,986
	3,214,692	1,765,742	4,980,434	5,109,297
Less sale of properties	(2,265,727)	-	(2,265,727)	-
Balance, end of period	$ 948,965	$ 1,765,742	$ 2,714,707	$ 5,109,297

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. INTERIM FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2009 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2009 audited consolidated financial statements.

2. INVESTMENTS

During the current period, the Company received a securities exemption and completed the sale of 1.5 million shares of Avion Gold Corporation ("Avion") for gross proceeds of $1,050,000 ($0.70 per share). The sale of these shares reduced the 7,608,696 shares of Avion, held by the Company from the sale of its gold concessions to Avion, to 6,108,696 shares and resulted in a realized gain of $ 359,485.

As at March 31, 2010 the Company owned 6,108,696 common shares of Avion at a deemed price of $0.46 per share for a total cost base of $2,810,000. The market price for these shares at March 31, 2010 was $0.67 per share for a total fair value of $4,092,826. As a result, $1,282,826 has been recorded as unrealized gain on financial assets under comprehensive income.

3. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 40,018	$ 1,751	$ 1,893
Equipment	18,924	16,947	1,977	2,138
Furniture	2,347	2,278	69	74
	$ 63,040	$ 59,243	$ 3,797	$ 4,105

4. MINERAL PROPERTIES

March 31, 2010

	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Sale of Properties	Total
a. Mali Properties	$ 1,018,770	$ 3,214,692	$ -	$ (2,441,536)	$ 1,791,926
b. Taseko Property	1,025	1,765,742	-	-	1,766,767
	$ 1,019,795	$ 4,980,434	$ -	$ (2,441,536)	$3,558,693

4. MINERAL PROPERTIES (Continued)

December 31, 2009

	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Sale of Properties	Total
a. Mali Properties	$ 863,525	$ 3,418,485	$ (439,767)	$ -	$ 3,842,243
b. Taseko Property	1,025	1,765,742	-	-	1,766,767
	$ 864,550	$ 5,184,227	$ (439,767)	$ -	$ 5,609,010

Baoule River Concession

During the current period, the Company paid 2,000,000 FCFA (CDN$4,763) to the Owner.

Kenieba, Kenieba Est. and the Comifa Concession

The Company completed the sale of its Kenieba gold project, comprising of the Kenieba, Kenieba Est. and the Comifa concessions to Avion Gold Corporation ("Avion"). Avion acquired all of the Company's interest in the three concessions for $4.35 million comprised of $850,000 cash, of which $350,000 was received under a preceding joint venture agreement with Avion, and 7,608,696 shares of Avion at a deemed price of $ 0.46 per share, with a four month hold restriction. The sale resulted in a net gain of $1,908,464 for the Company. The sale agreement also requires Avion to make further payments to the Company of up to $3.5 million based on gold production from the concessions greater than 400,000 ounces, payable in increments of $700,000 for each additional 50,000 ounces produced.

Under the agreement the Company is required to acquire a permit on one of the Concessions, and 25% of the shares issued are held in escrow pending receipt of this permit. In the event that Great Quest is unable to obtain the permit on or before January 8, 2011, 20% of the Escrowed Shares shall be released to Avion then, and on each subsequent anniversary of the closing date, until the earlier of five years and the date Great Quest receives the permit for the Comifa Concession.

Dabia Ouest Concession

The Company acquired a 50 sq km, gold concession in western Mali, West Africa, known as the Dabia Ouest Gold Concession. Under the terms of the agreement, to acquire a 100% interest in the concession, the Company is required to pay the owner approximately $120,000 over a period of three years. The 100% interest is subject to a 5% carried net profit interest and a 10% to 20% interest as required by the Malian Government on production. The commencement of payments is subject to a 30 day period of due diligence on the concession and the receipt of an Arrête de la Miniere permit from the Government of Mali. This is an exempt transaction which does not require TSX Venture Exchange approval.



GREAT QUEST
METALS LTD

Corporate Information

(At May 26, 2010)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. John A. Clarke, Director
Mr. Jed Richardson, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremen Exchange	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	41,268,314
Options:	3,645,000
Fully Diluted	44,913,314

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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